Exhibit 12.1

RATIO OF EARNINGS TO FIXED CHARGES

(Dollars in millions)

	Successor										Predecessor
									Period From October 1,		Period From July 1,		Year Ended June 30,
	Nine Months		Nine Months		Year		Year		2010		2010
	Ended		Ended		Ended		Ended		Through		Through
	September 30,		September 30,		December 31,		December 31,		December 31,		September 30,
	2013(b)		2012(b)		2012(b)		2011(b)		2010(b)		2010		2010 (c)		2009 (c)		2008 (c)
Computation of Earnings:
Income (loss) before income taxes	$673.3		$598.6		$744.2		$621.8		$129.2		$90.6		$353.4		$(0.2)		$(113.6)
Fixed charges	428.0		230.7		319.0		275.2		64.7		90.3		459.6		686.7		854.8

	$1,101.3		$829.3		$1,063.2		$897.0		$193.9		$180.9		$813.0		$686.5		$741.2

Computation of Fixed Charges:
Fixed charges: (a)
Interest expense	$423.4		$227.5		$314.8		$271.1		$63.8		$89.4		$455.3		$681.5		$848.7
Implicit interest in rent	4.6		3.2		4.2		4.0		0.9		0.9		4.3		5.2		6.1

	$428.0		$230.7		$319.0		$275.1		$64.7		$90.3		$459.6		$686.7		$854.8

Ratio of Earnings to Fixed Charges	2.6	x	3.6	x	3.3	x	3.3	x	3.0	x	2.0	x	1.8	x	(d	)	(d	)

(a)	For purposes of such computation, the term “fixed charges” represents interest expense, including amortization of debt issuance costs, and a portion of rentals representative of an implicit interest factor for such rentals.
(b)	For the nine months ended September 30, 2013 and 2012, interest expense excludes $9.3 million and $25.9 million, respectively, of net purchase premium amortization. For fiscal 2012 and 2011 and for the three months ended December 31, 2010, interest expense excludes $31.5 million, $67.0 million and $27.1 million, respectively, of purchase accounting premium amortization.
(c)	For the years ended June 30, 2010, 2009 and 2008, interest expense excludes $2.0 million, $45.1 million and $10.2 million, respectively, of non-cash amortization of warrant costs.
(d)	The amount of the coverage deficiency for the years ended June 30, 2009 and 2008, was approximately $0.2 million and $113.6 million, respectively.